UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 814-01244

CUSIP NUMBER N/A

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Golub Capital BDC 3, Inc.
Full Name of Registrant
None
Former Name if Applicable
666 Fifth Avenue, 18th Floor
Address of Principal Executive Office (Street and Number)
New York, NY 10103
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Golub Capital BDC 3, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the period ended December 31, 2017 (the “Form 10-Q”) by the prescribed filing deadline of 5:30 pm EST on February 14, 2018 without unreasonable effort and expense. The delay in filing the Form 10-Q resulted from delays in revising the Form 10-Q to reflect information received in the test filing process and the resulting preparation of a complete filing of the Form 10-Q.

The Company filed the Form 10-Q after 5:30 pm EST on February 14, 2018. The Form 10-Q received an official filing date of February 15, 2018.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ross A. Teune	(312)	284-0111
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒Yes           ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes           ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Golub Capital BDC 3, Inc.

(Name of Registrant as Specified in Charter)

Golub Capital BDC 3, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 15, 2018	By:	/s/ Ross A. Teune
Ross A. Teune
Chief Financial Officer